* FOIA Confidential Treatment Request* Confidential Treatment Requested by Procore Technologies, Inc. in connection with Registration Statement on Form S-1 filed on February 28, 2020

VIA EDGAR AND FEDEX

Jon Avina

+1 650 843 5307

javina@cooley.com

March 5, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Bernard Nolan
Larry Spirgel
Kathleen Collins
Frank Knapp

Re:	Procore Technologies, Inc.
Registration Statement on Form S-1
File No. 333-236789

Ladies and Gentlemen:

On behalf of Procore Technologies, Inc. (the “Company”), we are providing the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with information regarding the proposed preliminary price range of the shares of common stock to be offered in the Company’s proposed initial public offering (“IPO”) pursuant to the Company’s Registration Statement on Form S-1 (File No. 333-236789) (the “Registration Statement”), initially filed with the Commission on February 28, 2020. We are providing this letter to supplement the Company’s response to prior comment 13 from the Staff received by letter dated December 17, 2019, which sets forth the historical information with respect to the fair value of the underlying common stock used to value option awards and restricted stock unit awards granted during 2019 (the “Prior Letter”).

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version confidentially submitted via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately

[****] Procore Technologies, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street, Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

CONFIDENTIAL TREATMENT REQUESTED BY PROCORE TECHNOLOGIES, INC.

U.S. Securities and Exchange Commission March 5, 2020 Page 2

notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least 10 business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at (415) 693-2031 rather than rely on the U.S. mail for such notice.

Preliminary Price Range

The Company supplementally advises the Staff that the preliminary price range for the IPO is [****] per share of common stock (“Preliminary Price Range”). The determination of the Preliminary Price Range was based, in large part, on discussions between the Company and representatives of Goldman Sachs & Co. LLC and J. P. Morgan Securities LLC, on behalf of the underwriters, that took place on February 27, 2020. The proposed Preliminary Price Range is informed by market conditions, the Company’s financial condition and prospects, the performance of recent initial public offerings in the technology industry, and the current market valuations of other high-growth SaaS companies, regardless of the comparability of such companies’ products and services with the Company’s construction management software.

As noted in the Prior Letter, the Company granted options to purchase shares of common stock with an exercise price of $30.34 per share and restricted stock unit awards with a fair value of $30.34 per unit in November 2019 (the “November Equity Awards”).

Analysis of the Preliminary Price Range and Fair Value of November Equity Awards

The Company believes the following factors explain the difference between the fair value of the Company’s common stock as of November 2019, which is the most recent date on which the Company has made grants of equity awards, and the determination of the Preliminary Price Range on February 27, 2020:

Valuation Methodologies. The valuation methodology applied to the Preliminary Price Range assumes a successful IPO in March 2020 with no weighting placed on any other outcome of the Company, such as an acquisition of the Company or remaining private, or any discount placed on the common stock for lack of marketability. Therefore, the Preliminary Price Range effectively weighs an IPO outcome at 100%.

In contrast, the independent third-party valuation of the Company’s common stock that was used to determine the fair value of the November Equity Awards (the “Valuation”) considered a number of different exit scenarios and assumptions, resulting in a weighting of a “high case” IPO of 45%. A “high case” IPO assumes that market sentiment would be positive for the Company in that the market would generally emphasize growth over near-term profitability. In addition, relative to the Company’s low case financial projections, the “high case” IPO considered the Company’s high case projections, which reflected higher growth and profitability. As a result, the Company would likely be able to command a higher revenue multiple than companies with slower growth.

[****] Procore Technologies, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street, Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

CONFIDENTIAL TREATMENT REQUESTED BY PROCORE TECHNOLOGIES, INC.

U.S. Securities and Exchange Commission March 5, 2020 Page 3

The following table indicates the various scenarios, valuations, and assigned weightings to inform the fair value of the Company’s common stock in November 2019. The Valuation applied a 75% weighting to the scenarios set forth in the table below, with the remaining 25% weighting applied to secondary sales, as described in further detail below:

Scenario	Liquidity Event Common Value		Common Discount Rate	Valuation Date Common Value		Scenario Weighting
High Case IPO	$	[****]	12.0%	$	[****]	45.0%
Low Case IPO	$	[****]	12.0%	$	[****]	20.0%
High Case Transaction	$	[****]	12.0%	$	[****]	10.0%
Low Case Transaction	$	[****]	12.0%	$	[****]	5.0%
Private Company Case		N/A	N/A	$	[****]	20.0%

Indicated Value per Share of Common Stock						$34.77
Less: Discount for Lack of Marketability					11.0%	(3.82)

Fair Market Value per Share						$30.94

The “high case” IPO scenario set forth in the table above resulted in an estimated common value, prior to giving effect to the common discount rate and discount for lack of marketability, of [****] than the midpoint of the Preliminary Price Range. The “low case” IPO scenario, which resulted in an estimated common value, prior to giving effect to the common discount rate and discount for lack of marketability, of [****], assumed market sentiment would generally be less favorable toward growth, weighting near-term profitability more heavily as compared to the “high case” IPO scenario. In addition, relative to the Company’s high case financial projections, the “low case” IPO considered the Company’s low case projections, which reflected lower growth and profitability.

The Valuation also applied discounts for the estimated cost of equity (the “Common Discount Rate”) and for a lack of marketability, neither of which factored into the Preliminary Price Range. The Common Discount Rate of 12.0% reflects an annual discount rate that is then prorated for the time period between the date of the Valuation and an assumed IPO in March 2020, resulting in a discount of approximately 5%. The Common Discount Rate had the impact of reducing the weighted average indicated value per common share from $36.36 to $34.77.

The discount for lack of marketability, which reflects the absence of a public market for the Company’s common stock, of 11.0% had the effect of further reducing the common value of the Company’s common stock from $34.77 per share to $30.94 per share.

Finally, the Valuation applied a 75% weighting to the common value determination of $30.94 described above and a 25% weighting to recent secondary sale transactions by existing stockholders of the Company, which had a weighted average price of $28.54 per share, as disclosed in the Company’s response to comment No. 13 in the Prior Letter. This weighting resulted in a fair value determination of $30.34 per share.

[****] Procore Technologies, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street, Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

CONFIDENTIAL TREATMENT REQUESTED BY PROCORE TECHNOLOGIES, INC.

U.S. Securities and Exchange Commission March 5, 2020 Page 4

Events Subsequent to the Valuation. Between November 2019 and February 2020, the Company made significant progress in its preparation for a potential IPO, including preparing and confidentially submitting drafts of the Registration Statement, responding to comments from the Staff, mandating additional underwriters for the IPO in January 2020, publicly filing its Registration Statement on February 28, 2020, successfully recruiting additional directors to serve on its Board of Directors, and preparing and adopting appropriate governance policies and procedures for operating as a public company. As a result, the probability of an IPO increased significantly during this period.

Moreover, the Company [****]. The Company’s internal operating plan for 2020, which was one of the factors for determining the Preliminary Price Range, was informed by the successful results that the Company achieved in 2019.

Finally, the Company issued and sold an additional 394,105 shares of its Series I preferred stock in December 2019 and January 2020 at a price per share of $37.8654 raising gross proceeds of $14,922,956. While the price per share of the Series I preferred stock did not increase during this period, the fair value of the Company’s common stock continued to increase and converge with the fair value of the Series I preferred stock as the Company continued to make progress toward its IPO, thereby increasing the probability of a near-term IPO for the Company.

Comparable Companies. The Preliminary Price Range also took into account the recent, positive market performance of IPOs in the technology industry generally and the conditions of the U.S. equity markets, including the relative stability and high rate of growth of the equity markets from the date of the Valuation through the middle of February 2020. While current market conditions are uncertain as a result of the evolving nature of the impact of coronavirus, investors continue to seek investment opportunities in high-growth technology companies.

The Company has periodically assessed the reasonableness of peer companies included in each independent third-party valuation of the Company’s common stock. As discussed in the Company’s response to comment No. 13 in the Prior Letter, the Valuation included three additional companies that were not included in prior valuations of the Company’s common stock as they represented the type of high-growth software companies that the Company expected investors in the IPO would view as comparable to the Company.

As part of the process to set a price range for the IPO, the Company and the representatives of the underwriters again assessed the peer companies and considered new peer companies based on comparable companies that experienced high growth rates in the last quarter of 2019 and strong market performance during the period from November 2019 through February 2020. In addition, the Company and the representatives of the underwriters considered the performance of several recent comparable company IPOs that were either not publicly traded or had very limited histories as publicly-traded companies at the time of the Valuation. Finally, several companies considered in the Valuation experienced slower growth compared to the Company and declining or flat stock prices during the period from November 2019 through February 2020, making them less instructive for purposes of determining the Preliminary Price Range.

[****] Procore Technologies, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street, Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

CONFIDENTIAL TREATMENT REQUESTED BY PROCORE TECHNOLOGIES, INC.

U.S. Securities and Exchange Commission March 5, 2020 Page 5

Both the Preliminary Price Range and the Valuation considered Anaplan, Crowdstrike, Slack, and Smartsheet in their respective groups of comparable companies. Three of these four companies experienced increases in the fair market value of their common stock during the period from November 2019 through February 2020. For example, the price of Slack’s common stock has increased over 19% during this period. The price of Crowdstrike’s common stock had increased 18.8% during this period, although it recently experienced a decline, along with the rest of the stock market, over the past two weeks. The price of Anaplan’s common stock had increased 17.3% during this period, although it recently declined as a result of both the impact of the coronavirus on the broader market and investors’ reaction to the company’s release of its fourth quarter financial results.

Additional Equity Grants

In addition, the Company supplementally advises the Staff that prior to the launch of its roadshow in connection with the IPO, it currently intends to grant restricted stock unit awards. In the event the Company grants such awards, the fair value used to determine the stock-based compensation related to such awards will be the midpoint of the price range for the IPO.

*        *        *

[****] Procore Technologies, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street, Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

CONFIDENTIAL TREATMENT REQUESTED BY PROCORE TECHNOLOGIES, INC.

U.S. Securities and Exchange Commission March 5, 2020 Page 6

Please contact me at (650) 843-5307 with any questions or further comments regarding our response.

Sincerely,

/s/ Jon Avina

cc:	Craig F. Courtemanche, Jr., Procore Technologies, Inc.
Paul Lyandres, Procore Technologies, Inc.
Benjamin C. Singer, Procore Technologies, Inc.
Rachel B. Proffitt, Cooley LLP
Bradley M. Libuit, Cooley LLP
Peter N. Mandel, Cooley LLP
Steven Stokdyk, Latham & Watkins LLP

[****] Procore Technologies, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street, Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com